UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

January 31, 2020

Commission File Number 001-10888

TOTAL S.A.

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

TOTAL S.A. is providing on this Form 6-K a description of certain recent developments relating to its business.

SIGNATURES

EXHIBIT INDEX

Exhibit 99.1 Disclosure of transactions in own shares (January 2, 2020)

Exhibit 99.2 Svante, LafargeHolcim, Oxy Low Carbon Ventures and Total launch study for commercial-scale carbon capture and end-use at U.S. plant (January 6, 2020)

Exhibit 99.3 Surinam: Total and Apache Make Significant Discovery in Block 58 (January 7, 2020)

Exhibit 99.4 Total to develop Qatar’s First Large-Scale (800 MWp) Solar Plant (January 20, 2020)

Exhibit 99.5 Electric Vehicles: Total will install and operate up to 20,000 new EV charging points for “Metropolitan Region Amsterdam Electric” (January 22, 2020)

Exhibit 99.6 Alexis Vovk, new President Marketing & Services, is appointed at the Executive Committee of Total (January 22, 2020)

Exhibit 99.7 Banque des Territoires takes a 50% stake in a portfolio of Solar and Wind Power Assets of Total in France (January 28, 2020)

Exhibit 99.8 Launch of a Pilot Plant to Manufacture European Batteries for Electric Vehicles (January 30, 2020)

EXHIBIT INDEX

Exhibit 99.1 Disclosure of transactions in own shares (January 2, 2020)

Exhibit 99.2 Svante, LafargeHolcim, Oxy Low Carbon Ventures and Total launch study for commercial-scale carbon capture and end-use at U.S. plant (January 6, 2020)

Exhibit 99.3 Surinam: Total and Apache Make Significant Discovery in Block 58 (January 7, 2020)

Exhibit 99.4 Total to develop Qatar’s First Large-Scale (800 MWp) Solar Plant (January 20, 2020)

Exhibit 99.5 Electric Vehicles: Total will install and operate up to 20,000 new EV charging points for “Metropolitan Region Amsterdam Electric” (January 22, 2020)

Exhibit 99.6 Alexis Vovk, new President Marketing & Services, is appointed at the Executive Committee of Total (January 22, 2020)

Exhibit 99.7 Banque des Territoires takes a 50% stake in a portfolio of Solar and Wind Power Assets of Total in France (January 28, 2020)

Exhibit 99.8 Launch of a Pilot Plant to Manufacture European Batteries for Electric Vehicles (January 30, 2020)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date: January 31, 2020	By:	/s/ ANTOINE LARENAUDIE
	Name:	Antoine LARENAUDIE
	Title:	Group Treasurer